GRAVITY Co., Ltd.

First Quarter 2005 Financial Results

May 16, 2005

Disclaimer

The financial results for 1Q of 2005 have not been reviewed or audited, and may be subject to change following the completion of our independent audit. This release also contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the popularity of our games; our ability to generate sufficient cash flow from operations to meet our operating needs; Increasing competition in the online game industry and other factors beyond our control. Investors are directed to our reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in our securities.
We disclaim any responsibility, and do not intend, to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way we expect, or at all. Investors should not place undue reliance on any of the forward-looking statements.
1. Preliminary 1Q05 Results

(1) Income Statement Summary

(in millions of Won and thousands of USD)

	1Q05*		4Q04	QoQ	1Q05*	1Q04	YoY
	USD	KRW	KRW	(%)	KRW	KRW	(%)
Revenue	15,805	15,833	16,461	-3.8%	15,833	16,029	-1%
- Subscription	3,841	3,848	3,377	14%	3,848	4,696	-18%
- Royalties & License fees	11,143	11,163	11,179	0%	11,163	10,919	2%
- Mobile	174	174	227	-23%	174	21	729%
- Others	647	648	1,678	-61%	648	393	65%
Expenses	7,886	7,900	6,967	13%	7,900	4,974	59%
Operating Profit	7,919	7,933	9,494	-16%	7,933	11,055	-28%
(%)	50%		58%		50%	69%
Pre-tax Profit	7,243	7,256	8,509	-15%	7,256	9,705	-25%
(%)	46%		52%		46%	61%
Net Income	6,487	6,499	7,973	-18%	6,499	8,395	-23%
(%)	41%		48%		41%	52%

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.
*The exchange rate applied in the presentation is Market Average Exchange Rate in Korea effective as of April 30, 2005, which was 1US$ equal to KRW 1,001.8.
* Under the tax reduction, the Net Income of 1Q05 has been calculated with tax rate of 13.75%. Under the situation where there was no tax reduction, Net Income of 1Q05 would decrease due to the tax rate of 24.75%
* Net income can be changed subject to the renewal of venture license in October this year. Our effective tax rate can be approximately 24% if we fail to renew our license.

(2) Revenue Breakdown

(in millions of Won and thousands of USD)

	1Q05*		4Q04	QoQ	1Q05*	1Q04	YoY
	USD	KRW	KRW	(%)	KRW	KRW	(%)
Subscription	3,841	3,848	3,377	14%	3,848	4,696	-18%
Korea	3,146	3,152	2,582	22%	3,152	3,923	-20%
U.S	695	696	795	-12%	696	773	-10%

Royalties & License fees	11,143	11,163	11,179	0%	11,163	10,919	2%
Japan	4,209	4,217	4,313	-2%	4,217	4,034	5%
Taiwan-H.K	3,503	3,509	3,387	4%	3,509	3,916	-10%
Thailand	1,401	1,404	1,404	0%	1,404	1,231	14%
China	455	456	478	-5%	456	809	-44%
Philippines	712	713	783	-9%	713	590	21%
Indonesia	296	297	279	6%	297	339	-12%
Others	566	567	535	6%	567	—	—

Mobile	174	174	227	-23%	174	21	729%

Animation & Others	647	648	1,678	-61%	648	393	65%
Animation	15	15	963	-98%	15	—
Character M/D	405	406	495	-18%	406	244	66%
Others	227	227	220	3%	227	149	52%

Total	15,805	15,833	16,461	-3.8%	15,833	16,029	-1%

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(3) Cost Structure (COGS+SG&A)

(in millions of Won and thousands of US$)

	1Q 05		4Q 04	QoQ	1Q 05	% of total	1Q 04	% of total	YoY
						Sales		Sales
	USD	KRW	KRW	(%)	KRW	(%)	KRW	(%)	(%)
Payroll	2,419	2,423	2,041	19%	2,423	15%	1,548	10%	57%
Depreciation	825	826	658	26%	826	5%	578	4%	43%
Service Fees	1,269	1,271	1,153	10%	1,271	8%	1,128	7%	13%
Advertising	560	561	1,254	-55%	561	4%	547	3%	3%
R & D	946	948	594	60%	948	6%	326	2%	191%
Rental	207	207	214	-3%	207	1%	203	1%	2%
Employee Benefit	300	301	162	86%	301	2%	111	1%	171%
Stock option compensation	513	514	48	971%	514	3%	—	0%
Others	847	849	843	1%	849	5%	533	3%	59%

Total	7,886	7,900	6,967	13%	7,900	50%	4,974	31%	59%

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(4) Other Expenses & Income Tax

(in millions of Won and thousands of US$)

	1Q 05		4Q 04	QoQ	1Q 05	% of total	1Q 04	% of total	YoY
						Sales		Sales
	USD	KRW	KRW	(%)	KRW	(%)	KRW	(%)	(%)
Interest Income	450	451	241	87%	451	-3%	77	-0.5%	486%
Interest Expense	(881)	(883)	(818)	8%	(883)	-6%	(1,315)	-8%	-33%
Others	(245)	(245)	(408)	-40%	(245)	-2%	(112)	-1%	119%

Total	(676)	(677)	(985)	-31%	(677)	-4%	(1,350)	-8%	-50%

Income Tax	793	794	427	86%	794	5%	1,310	8%	-39%

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

(5) Balance Sheet

(in millions of Won and thousands of USD)

	1Q 05		2004YE		Change
	USD	KRW	USD	KRW	KRW
Asset	142,959	143,216	65,714	65,832	77,384
Current Asset	120,137	120,353	43,716	43,795	76,558
(Cash & cash equivalents)	11,791	11,812	16,376	16,405	(4,593)
(Short term investments)	90,653	90,816	8,884	8,900	81,916
(Accounts Receivables)	8,984	9,000	7,308	7,321	1,679
Fixed Asset	22,822	22,863	21,997	22,037	826
(PPE)	15,641	15,669	14,924	14,951	718
(Leasehold deposits)	4,238	4,246	4,184	4,192	54

Liability	17,328	17,359	18,866	18,900	(1,541)
Current Liability	10,553	10,572	13,990	14,015	(3,443)
FIxed Liability	6,775	6,787	4,876	4,885	1,902

Shareholder’s Equity	125,631	125,857	46,848	46,932	78,925
(Paid in Capital)	3,468	3,474	2,769	2,774	700
Liability & Shareholder’s Equity	142,959	143,216	65,714	65,832	77,384

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.

2. 2005 Targets

(1) Assumptions for 2Q05 Targets

Our FY2005 targets are based on certain assumptions, including but not limited to the following:

• we are successful in implementing several major updates to Ragnarok Online as currently scheduled and those updates are well received by the market;

• the number of peak concurrent users and their playing time of Ragnarok Online remains increase by 10~20% year-on-year in the markets in which we operate this game;

• the number of peak concurrent users of R.O.S.E. Online should reach approximately 3,000 in

Korea market;

• we and our overseas licensees are successful in commercially launching our games, both

Ragnarok Online, R.O.S.E. Online and Requiem in additional overseas markets as currently contemplated;

• we are able to achieve the anticipated marketing and promotional effects from the launch of

“Ragnarok the Animation” in multiple markets;

• the pricing of our games remain at its current level in the case of Ragnarok Online, and are set at levels we anticipate in the case of R.O.S.E. Online;

• the royalty and license fee revenues generated from overseas markets are not subject to increased volatility in, or material adverse impact from, foreign exchange rates;

• our business is not adversely impacted by any material competitive threats or risk factors that our business, industry and business environment are subject to.

(2) 2005 Targets (Revised/Previous)

	2005YE				2004YE(B)		Growth
							(A/B)
	Revised (A)		Previous

	USD	KRW	USD	KRW	USD	KRW	( %)

Revenue	75,065	75,200	90,710	91,100	64,324	64,440	17%

-Subscription	16,017	16,046	21,109	21,200	16,224	16,253	-1%

-Royalties & License fees	52,905	53,000	62,730	63,000	44,157	44,236	20%

-Others	6,143	6,154	6,870	6,900	3,944	3,951	56%

Operating Profit	33,234	33,294	48,348	48,556	38,313	38,382	-13%

(%)	(44%)			(53%)	(60%)

Pre-tax Profit	33,159	33,219	46,170	46,369	33,773	33,834	-2%

(%)	(44%)			(51%)	(53%)

*	The exchange rate applied in the presentation for revised 2005YE targets is Market Average Exchange Rate in Korea effective as of April 30, 2005, which was 1US$ equal to KRW 1,001.8.

(3) Notes to Revised 2005 Targets:

The 2005 targets were revised principally for the following reasons:

•	The updates to Ragnarok Online were not as favorably received by the users in the first quarter of 2005 as we had anticipated in the beginning of the year. The users in our overseas markets are expected to show a similar response.

•	The number of peak concurrent users and their playing time with respect to Ragnarok Online did not increase by 10% to 20% YoY in the first quarter of 2005, contrary to our earlier expectation.

•	The number of peak concurrent users in Korea for R.O.S.E. Online is not expected to reach 6,000, contrary to our earlier expectation, and was adjusted downward to 3,000.

•	The commercialization of Ragnarok Online may be delayed in India, Russia and Vietnam, and the commercialization of R.O.S.E. Online may be delayed in a number of our overseas markets, in each case, contrary to our earlier expectation.

(4) 2Q 2005 Targets

(in millions of Won and thousands of US$)

	2Q 05		1Q 05	QoQ	2Q 04	YoY

	USD	KRW	KRW	%	KRW	%

Revenue	15,322	15,350	15,833	-3%	15,527	-1%

- Subscription	2,793	2,798	3,848	-27%	3,892	-28%

- Royalties & License fees	11,587	11,608	11,163	4%	11,056	5%

- Others	942	944	822	15%	579	63%

Operating Profit	6,221	6,232	7,933	-21%	9,963	-37%

(%)	(41%)		50%		64%

Pre-tax Profit	5,851	5,862	7,256	-19%	8,718	-33%

(%)	(38%)		46%		56%

*These 1Q05 results are preliminary in nature and have not been audited or reviewed. The actual results are subject to change following the completion of the audit.
*The exchange rate applied in the presentation for 2Q05 is Market Average Exchange Rate in Korea effective as of April 30, 2005, which was 1US$ equal to KRW 1,001.8.

3. RO Statistics

		3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
Korea	# of server worlds	10	10	10	10	10	10	10	10	11	11	11
	PCU	24,966	31,294	28,598	29,103	33,491	27,931	30,059	22,051	26,508	20,587	22,403
	ACU	13,880	14,930	15,758	14,687	17,554	14,430	15,439	11,236	13,023	10,179	10,569
Japan	# of server worlds		7	7	7	12	12	13	13	19	19	20
	PCU		56,033	58,785	75,582	75,026	83,880	89,111	101,983	100,503	104,559	106,195
Taiwan	# of server worlds		14	20	22	30	42	48	52	59	61	61
	PCU		112,823	158,695	184,436	206,904	250,030	342,228	339,843	352,592	325,351	344,534
Tailand	# of server worlds			7	8	13	15	17	17	19	21	22
	PCU			65,100	60,600	66,700	72,200	82,385	86,133	107,798	130,148	116,672
China	# of server worlds			22	23	26	30	31	31	34	37	36
	PCU				112,844	125,183	118,257	147,059	116,208	100,002	78,320	76,993
Philippines	# of server worlds					2	4	7	7	7	8	9
	PCU					15,186	30,108	37,441	38,440	36,436	50,816	54,533
Malaysia & Singapore	# of server worlds								7	8	9	11
	PCU								28,614	31,648	30,234	29,080
Indonesia	# of server worlds						2	4	4	5	5	5
	PCU						10,854	16,879	20,726	26,881	26,053	21,390
USA	# of server worlds					3	3	3	4	4	4	4
	PCU					9,000	7,484	9,456	11,230	12,965	10,011	9,190
Europe	# of server worlds								2	3	3	3
	PCU								4,125	5,818	5,972	7,321
Australia & New Zealand	# of server worlds										1	2
	PCU										1,083	951
Brazil	# of server worlds											3
	PCU											8,913